Rimrock Gold Corp.
3615 Lindelle Rd., Suite D155
Las Vegas, NV 89103

December 20, 2013

VIA EDGAR
William H. Thompson, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

  Re:    Rimrock Gold Corp
Form 8-K
Filed December 18, 2013
File No. 333-149552

Dear Mr. Thompson:

We are in receipt of your comment letter dated December 19, 2013 regarding the above referenced filing, requesting a response within five business days.  As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Item 4.01 Changes in Registrant’s Certifying Accountant, page 2

Previous Independent Auditors, page 2

1.
Please revise your disclosure in paragraph (b) to clarify that the reports of DNTW Toronto LLP on your financial statements for the years ended August 31, 2012 and August 31, 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Response: We respectfully advise the Staff that we clarified that the reports of DNTW Toronto LLP on your financial statements for the years ended August 31, 2012 and August 31, 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern.

Item 9.01 Financial Statements and Exhibits, page 2

(d) Exhibits

2.	Please file an updated letter from DNTW Toronto LLP as Exhibit 16 to the amendment filed in response to our comment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: In response to the Staff’s comment, we have provide an updated letter from consent from DNTW Toronto LLP as exhibit 16.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rimrock Gold Corp.

By:	/s/ Jordan Starkman
Name:	Jordan Starkman
Title:	President and Chief Executive Officer